Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

November 4, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Brightcove Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on October 6, 2011
File No. 333-176444

Dear Ms. Jacobs:

This letter is submitted on behalf of Brightcove Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on October 6, 2011 (the “Registration Statement”), as set forth in your letter dated October 28, 2011 addressed to Jeremy Allaire, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments and various other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and Amendment No. 2 (marked to show changes from the Registration Statement).

Ms. Jacobs

United States Securities and Exchange Commission

November 4, 2011

General

1.	We note your response to prior comments 3 and 9 and the related revisions to the prospectus. It appears you should disclose more clearly the effective control your two largest shareholders will likely continue to have over the company following the offering. In this regard, we note that the disclosure added to the summary on page 4 and the revised risk factor heading on page 24 state that your executive officers and directors and their affiliated entities will be able to exercise “significant influence” over matters submitted for stockholder approval. Given that General Catalyst Partners and Accel Partners (with their respective affiliates) currently each beneficially own 26.6% of the company’s outstanding common stock and have representatives on your board of directors, however, this description of their relationship with the company appears understated. Please revise the referenced disclosures to state unambiguously that these two private equity investors will likely continue to have effective control of the company following the offering. In addition, tell us what consideration you gave to providing related disclosure on the prospectus cover page.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 24. The Company respectfully advises the Staff that it has considered providing additional related disclosure on the prospectus cover page and has concluded that the disclosure in the box summary and the risk factors adequately discloses to investors the potential risks associated with the effective control held by General Catalyst Partners and Accel Partners.

Prospectus Summary, page 1

2.	In response to prior comment 7, you advise that you believe it is appropriate to include the names of certain well-known customers in the first paragraph of your prospectus summary in part because they demonstrate the range of industries and geographies you serve. You have already, however, indicated in this paragraph that you are a global provider and that you have customers in numerous industries, such that the names of particular customers in various locations and industries seems unnecessary. You further indicate that inclusion of these customer names is appropriate in part because they provide a representative sample of how your Video Cloud product is used, but the ways in which these customers utilize your product is not evident from the disclosure provided in your summary. Accordingly, it appears that you should relocate the names of these customers to a more appropriate place in the prospectus such as Business where you can present them in sufficient context.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 1 to remove the reference to its customers.

Risks Related to Our Business and Our Industry

“Failure of our infrastructure…,” page 14

Ms. Jacobs

United States Securities and Exchange Commission

November 4, 2011

3.	In response to prior comment 10, you advise that in the event that your agreement with one of your two CDN partners was terminated, you believe you could transition content delivery during the “post-termination wind-down period” to the other CDN, such that you do not believe you are currently substantially dependent on your agreement with either CDN. We note, however, that the existence of a likely replacement provider is not necessarily dispositive as to whether you are currently substantially dependent on your CDN agreements. Please provide additional support for your contention that these agreements are not required to be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, in light of the significance to your business of the service these CDNs provide in delivering online video and other media to end users. Tell us, for example, whether the agreements contain any material minimum volume commitments. In addition, so that we may better evaluate your determination, please describe in your response the term and termination provisions contained in the agreements, as well as the provisions relating to service interruptions on the part of the applicable CDN.

RESPONSE: The Company respectfully submits to the Staff that Item 601(b)(10)(ii)(B) of Regulation S-K requires the Company to file contracts upon which the Company’s business is “substantially dependent.” Although the Company acknowledges that the existence of a likely replacement provider is not necessarily dispositive as to whether the Company is currently “substantially dependent” on its CDN agreements, the Company respectfully advises the Staff that a replacement (if necessary) for one of the CDN agreements is more than merely likely since the replacement is already under contract with the Company. As the Company submitted to the Staff in its previous response letter, the Company has in place agreements with two principal CDNs whose services it utilizes, Akamai Technologies, Inc., or Akamai, and Limelight Networks, Inc., or Limelight. The Company does not exclusively rely on either Akamai or Limelight for its content delivery, and, should the Company choose to transition all of its content delivery to one such CDN, either of Akamai or Limelight has sufficient capacity to accommodate the increased volume. In the event that any one of the Company’s CDN agreements were terminated, either by the Company or the CDN, the Company has a post-termination service continuation period in which to transfer its content delivery to the other CDN. That period is up to one year in the case of Akamai and up to six months in the case of Limelight. The Company advises the Staff that six months is sufficiently long enough to transition all of the Company’s content delivery to either of the existing CDNs, or to an alternative provider, without material disruption of service to the Company’s customers.

Additionally, neither CDN agreement may be terminated by the applicable CDN for convenience. The Company’s CDN agreement with Akamai has an initial thirty-nine month term expiring in October 2013 and provides for (a) termination for material breach and (b) termination following notice in the event that either party’s core business changes and is deemed to be directly competitive with the other party’s business, both following a 45 day notice and opportunity to cure period. Additionally, the CDN agreement with Akamai contains service level commitments and remedies for interruptions of service in the form of service credits. In

Ms. Jacobs

United States Securities and Exchange Commission

November 4, 2011

addition, if Akamai’s service suffers from material outages then the Company may terminate the agreement.

The Company’s CDN agreement with Limelight has been extended several times and the current term expires on December 15, 2011 and provides for (a) termination for material breach and (b) termination following notice of bankruptcy or insolvency filings, both following a 60 day notice and opportunity to cure period. The CDN agreement with Limelight also contains service level commitments and remedies for interruptions of service in the form of service credits. In addition, if Limelight’s service suffers from material outages then the Company may terminate the agreement. In addition, the Company respectfully advises the Staff that it is actively engaged in renewal discussions with Limelight and believes the agreement with Limelight will be renewed or the term of the agreement will be extended again prior to December 15, 2011. Additionally, the Company notes that there are many other CDN service providers throughout the world with the capability to deliver its services to its customers, including one (Highwinds Network Group, Inc., or Highwinds) with which the Company already has an existing contract. The Company currently does not use any CDN service from Highwinds, but the service is available to the Company under the contract on an on-demand basis. There are no minimum volume commitments under the contract with Highwinds. Further, the Company believes that any CDN provider would be interested in having the Company as a customer given the volume of business it would provide. This is evidenced by the solicitations the Company regularly receives by other CDN providers.

In response to the Staff’s comment, the Company further advises the Staff that neither of the Company’s CDN agreements with Akamai and Limelight contain material minimum volume commitments.

4.	Ensure also that the Business section of the prospectus contains a materially-complete description of your agreements and arrangements with your CDN partners.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 83. The Company respectfully advises the Staff that it has not added any disclosure regarding the Highwinds agreement because the Company does not use any CDN service from Highwinds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Stock-based Compensation Arrangements, page 45

5.

Please revise to describe the factors contributing to increase in the fair value of your common stock from the March 2011 to the May 2011 grant. In this regard, include a discussion regarding the significant intervening events within the company, which led to the

Ms. Jacobs

United States Securities and Exchange Commission

November 4, 2011

approximately 28% increase in the fair value of your common stock between these grant dates.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 46 and 47.

Business, page 69

6.	Your response to prior comment 22 appears to indicate that you do not need to disclose backlog for your Premium business since you disclose deferred revenue. Please tell us the amount of unbilled accounts receivable for your annual contracts with monthly billing terms for each period presented (i.e. the amount not included in deferred revenue). If this amount is material, tell us further why you believe backlog is not required to be disclosed. Also, to the extent that “bookings” are (or become) a key indicator used by management to monitor your business, then tell us your consideration of including both a quantitative and qualitative discussion of this metric in your future MD&A disclosures. If you do not believe bookings are a key metric, then please explain why. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

RESPONSE: The Company respectfully advises the Staff that prior to the fiscal year ended December 31, 2010, it did not track the amount of unbilled accounts receivable for annual contracts with monthly billing terms. This amount was $23.2 million for the nine months ended September 30, 2011.

The Company defines “backlog” as the total committed value of its contracts which has not been recognized as revenue. In any given period backlog is calculated as follows: beginning backlog less revenue plus new bookings equates to new or ending backlog. Since the Company already reports revenues, if it were to also disclose backlog in the Registration Statement and then continue to update that disclosure in its Exchange Act filings, then investors would be able to determine bookings from the revenue and backlog disclosure. The Company believes that this result, disclosure of its bookings, (i) is potentially misleading to investors and others, (ii) is not meaningful in light of the Company’s disclosure of its recurring dollar retention rate and customer metrics and (iii) would result in competitive harm to the Company. For all these reasons, the Company respectfully advises the Staff that the Company believes it should not disclose its backlog.

Disclosure of its bookings is potentially misleading for the following reasons. In calculating bookings values, the Company includes the total contract value of all contracts entered into, including the total contract value of new contracts, renewals, upsells and overages. However, this aggregate value does not translate into revenue streams in a predictable or consistent manner. For example, the Company recognizes revenue over the term of a contract. Because the Company’s contracts are of differentiated terms, the revenue associated with any given contract in any specific period depends upon the term of that contract. However the bookings value for that contract includes the entire contract value. As a result, two contracts with exactly the same total

Ms. Jacobs

United States Securities and Exchange Commission

November 4, 2011

bookings value may yield very different revenue profiles, particularly when considered on a quarterly basis. Similarly, renewals may occur during a period before the contract term is ended. As a result, revenue flowing from that renewal may not correlate to the period in which the renewal occurred. Payment terms or delivery obligations may also affect revenue recognition. As a result of each of these dynamics, disclosing a bookings metric, either directly or indirectly by disclosing backlog, to investors could be misleading about projected future revenue streams or financial performance.

To the extent the Company’s competitors, many of which are private companies, are able to use the Company’s bookings data to present a misleading portrayal of the Company’s financial performance, this would result in competitive harm to the Company with respect to attracting and retaining customers, partners and employees. Any confusion caused by publicly available bookings numbers in the marketplace among any of the Company’s actual or prospective customers, employees or investors could cause harm to the Company ranging from expending resources attempting to explain bookings and how they relate to the Company’s performance to loss of employees or customers as a result of inaccurate perceptions of the Company derived from an indicator not intended to serve as barometer of the Company’s performance by external parties.

The Company acknowledges that its ability to provide investors with insight into the predictable and visible nature of the Company’s revenue is an important metric by which investors should measure the Company. The Company respectfully advises the Staff that recurring dollar retention rate is the performance metric the Company uses internally to measure this aspect of its business and identify trends that may affect future performance and therefore is the performance metric it believes investors should rely to measure the stability of the Company’s revenue base and the long-term value of its customer relationships. Additionally, the disclosure of the number of the Company’s customers provides investors with visibility into the growth rate of new contracts which will drive future revenue growth.

The Company respectfully advises the Staff that it believes that the metrics that it has quantified and discussed throughout the Management’s Discussion and Analysis of Financial Condition and Results of Operations, such as research and development activity, sales and marketing activity, the mix of subscription and service business and international business and the breakdown of revenue by principal market, when combined with the key metrics that are also quantified in such section, provides a set of data points that allows investors to fully understand how the business is performing from a short and long term perspective, as well as underlying business activity and trends.

Ms. Jacobs

United States Securities and Exchange Commission

November 4, 2011

Exhibit Index

7.	We note your response to prior comment 31. You advise that you do not believe that the Series D preferred stock documents, other than the investor rights agreement, are required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K because they are not material contracts that are “to be performed in whole or part at or after the filing of the registration statement.” It appears from your response, however, that although these agreements may terminate or otherwise be immaterial following the consummation of the proposed offering, they are currently in effect and accordingly may be “performed in whole or part at or after the filing of the registration statement.” Further, note that Item 601(b)(10) also requires the filing of certain material contracts that were “entered into not more than two years” before the filing of the registration statement. As the Series D preferred stock financing occurred in March 2010, it appears that the related documents may need to be filed as exhibits. Please file the agreements, or advise.

RESPONSE: The Company respectfully submits to the Staff that Item 601(b)(10) of Regulation S-K requires the Company to file a contract not made in the ordinary course of business “which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.” While the Company acknowledges that Series D preferred stock documents may be considered to be in effect after the filing of the Registration Statement and were entered into less than two years prior to the filing of its registration statement, the Company respectfully maintains that the series D preferred stock documents are not material to the Company in light of the offering because, other than the investors’ rights agreement (which has been filed as an exhibit to the Registration Statement), they will not provide investors with information which is meaningful or relevant to their investment decision since the agreements do not contain any rights or obligations which survive following the completion of the offering.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Enclosures

cc:	Jeremy Allaire, Brightcove Inc.
Andrew Feinberg, Esq., Brightcove Inc.
Christopher Menard, Brightcove Inc.
Christopher Keenan, Esq., Brightcove Inc.
William J. Schnoor, Esq., Goodwin Procter LLP